MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210
October 17, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Paul Fischer

Re:	Maxcom Telecomunicaciones, S.A. de C.V. (the “Company”) Registration Statement on Form F-1 (SEC File No. 333-144771) Originally Filed July 23, 2007
Ladies and Gentlemen:
     The Company hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (SEC File No. 333-144771), as amended, to 1:00 PM, Eastern time, on October 18, 2007 or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please call Paul D. Zier of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2180 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours, MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
By:	/s/ Gonzalo Alarcón I
	Name:	Gonzalo Alarcón I.
Its: General Counsel